January 29, 2020

David Jeffs
Chief Executive Officer
Live Current Media, Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

       Re: Live Current Media Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 000-29929

Dear Mr. Jeffs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services